Exhibit 99.1

Sapiens International Corporation to Present at
the 26th Annual ROTH Conference

Provider of Innovative Insurance Software Solutions Scheduled to Present on March 10, 2014

Holon, Israel, March 3, 2014 -- Sapiens International Corporation N.V. (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry with an emerging focus on the broader financial services sector, announced today that Roni Al-Dor, chief executive officer, and Roni Giladi, chief financial officer, will present at the 26th Annual ROTH Conference at 9:30 a.m. PT, on March 10, 2014, Track 4, Salon 4. The conference will be held March 9-12, 2014 at the Ritz Carlton, 1 Ritz Carlton Drive, Dana Point, Calif. Sapiens management will be available for one-on-one meetings. Please contact your Roth representative to schedule a meeting.

About the 26th Annual ROTH Conference

This annual conference, one of the largest of its kind in the U.S., brings together executives from hundreds of growth companies. This event is designed to provide investors with a unique opportunity to gain insight into emerging growth companies across a variety of sectors, including cleantech, consumer & retail, energy & industrial, enterprise software, healthcare, resources, semiconductors & electronics, services, and technology & media. ROTH combines company presentations, Q&A sessions, expert panels and management one-on-one meetings to provide institutional clients with extensive interaction with senior management to gain in-depth insights into each company.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a leading global provider of software solutions for the insurance industry, with an emerging focus on the broader financial services sector. We offer core, end-to-end solutions for the general insurance, property & casualty, life, pension and annuities markets, and business decision management software, globally. We have a track record of over 30 years in delivering superior software solutions to more than 130 financial services organizations. Our team of more than 900 professionals operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific. For more information: www.sapiens.com

Some of the statements in this press release may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities and Exchange Act of 1934 and the United States Private Securities Litigation Reform Act of 1995. Words such as "will," "expects," "believes" and similar expressions are used to identify these forward-looking statements (although not all forward-looking statements include such words). These forward-looking statements, which may include, without limitation, projections regarding our future performance and financial condition, are made on the basis of management’s current views and assumptions with respect to future events. Any forward-looking statement is not a guarantee of future performance and actual results could differ materially from those contained in the forward-looking statement. These statements speak only as of the date they were made, and we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We operate in a changing environment. New risks emerge from time to time and it is not possible for us to predict all risks that may affect us. For more information regarding these risks and uncertainties as well as certain additional risks that we face, you should refer to the Risk Factors detailed in Item 3 of Part III of our Annual Report on Form 20-F for the year ended December 31, 2012 and subsequent reports and registration statements filed from time to time with the Securities and Exchange Commission.

Contact:
Yaffa Cohen-Ifrah VP Corporate Marketing & Communications Sapiens International Office: +972-3-790 2026 e-Mail: yaffa.cohen-ifrah@sapiens.com	James Carbonara Regional Vice President Hayden IR Office: +1-646-755-7412 e-Mail: James@haydenir.com